Board of Management

02 MAY 22 AM 10:

AIR MAIL

Vedior NV

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-4654

02034356

P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
HR. Amsterdam 33292225

Amsterdam, 26 April 2002

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior

Amsterdam, The Netherlands

Vedior NV announces first quarter results for 2002

For release at 8.00am on 26 April 2002

Highlights

- **EPS of € 0.07 ahead of consensus estimates (2001: € 0.21)***
- **Sales for the quarter were € 1,471 million (2001:€ 1,671 million), a 12% decrease**
- **Gross margin unchanged at 19.1% compared to the previous quarter**
- **Income from operations was € 33 million (2001: € 69 million)*, a 52% decrease**
- **Strong growth achieved in the healthcare, education and engineering sectors**
  - **Healthcare staffing now the Group's second largest specialist sector responsible for 16% of operating income**
- **Development continues with 23 new offices and 2 companies acquired**
- **French multispecialist organisation in place**
- **Management changes to streamline operations**
- **Company well positioned for economic recovery**

* Before amortisation of goodwill.

Commenting on the results, Vedior Chairman, Tony Martin, said:

"I am pleased that, in a difficult market, we have been able to achieve earnings ahead of consensus estimates.

Vedior's mix of business, with its high proportion of specialist staffing, means our performance compared to that of our peer group was stronger in 2001, particularly in the first half year. I am confident that the strength of our business model, focused strategy and the maintenance of our office network has positioned us to benefit from an economic upturn.

It is worth reminding ourselves that the most significant growth in temporary employment during the past 30 years has occurred during the early stages of economic recoveries."

Results for the Quarter

Sales for the first quarter decreased 12% to €1,471 million from € 1,671 million in the equivalent period in 2001. Organic sales declined by 15%.

Gross margin for the quarter remained unchanged at 19.1% compared to the fourth quarter of 2001 (on a like-for-like basis) but decreased from 20.4% in the prior year mainly due to lower margins and permanent placement fees in the US. Operating income (Earnings before interest, tax and amortisation of goodwill) decreased by 52% from € 69 million in the first quarter of 2001 to € 33 million in 2002, and as a percentage of sales decreased from 4.1% to 2.2% over the same period. Currency fluctuations increased sales by 1% but did not have an impact on operating income.

Financial income and expenses decreased to € 13 million from € 27 million reflecting the lower indebtedness of the Group.

Taxation decreased from € 16 million to € 6 million. The tax rate decreased from 38% to 31% in Q1 2002, as a result of reduced interest expense enabling the Group to benefit from the Dutch tax legislation concerning international group financing activities.

Net income before amortisation of goodwill decreased from € 23 million in the first quarter of 2001 to €12 million in the first quarter of 2002.

Earnings per share before amortisation of goodwill decreased from € 0.21 in the first quarter of 2001 to € 0.07 in the first quarter of 2002.

Operating working capital decreased by € 76 million compared to the first quarter of 2001, excluding acquisitions, company tax, interest liabilities and payments to shareholders, mainly as a result of lower sales.

Division Performance

Vedior is managed through three major operating divisions, Select, VediorBis and Vedior Europe.

Select

Select (including Expectra) is the largest division in the Group and is primarily responsible for specialist staffing activities. Specialist sales in the first quarter of 2002 represent 34% of total Company sales and 57% of operating income.

Select's sales decreased 8% to € 658 million from € 719 million in the first quarter of 2001. Performance varied by country with weakness in the US and Switzerland partially offset by overall positive growth in the UK, southern and eastern Europe and Asia.

The UK now represents 36% of total Group operating income. Healthcare, education and engineering sales, which are jointly responsible for over 50% of all UK sales, grew at 35%, 32% and 20% respectively. Traditional staffing sales were flat compared to the first quarter of 2001.

Select provides IT staffing primarily in eight international markets and is the division's largest sector. IT staffing declined organically by 32% in Q1 2002 over the comparable period in 2001. IT operating margin improved from 0.4% in Q4 2001 to 3.5% in Q1 2002. Operating cost decreased by over 20% year-on-year as well as compared to the previous quarter.

Strong growth was also achieved in the healthcare, education and engineering sectors which are jointly responsible for 13% of total Group sales and 37% of operating income. Healthcare sales in the US grew at 30% on an organic basis during the first quarter of 2002. Healthcare staffing has grown to become Vedior's second largest specialist sector as we have focused on developing our presence in this less cyclical industry in both existing and new markets.

Accounting and IT staffing sales in the US both declined by over 40% in Q1 2002 compared to Q1 2001, however, accounting sales were relatively flat compared to the last quarter of 2001.

Operating income decreased 48% from € 44 million in the first quarter of 2001 to € 23 million in the first quarter of 2002. Operating margin declined from 3.6% to 3.5% compared to the last quarter of 2001.

VediorBis (France)

Sales of VediorBis decreased 16% to € 530 million, from € 634 million in the first quarter of 2001, or by 19% on an organic basis. As anticipated, sales were behind the market due to business mix and by the implementation of VediorBis' new multi-specialist organisation.

Taking into account the Group's other French operations (which are part of the Select division) Vedior's total sales in France declined by 14% in the first quarter of 2002 compared to the same period in the prior year. Compared to the last quarter of 2001, sales declined by 12%. The rate of decline in the French staffing market reduced at the end of the quarter.

Operating income of VediorBis declined 58% from € 24 million to € 10 million. Operating margin decreased to 1.9% in the first quarter of 2002 compared with 3.8% in the first quarter of 2001.

In April, VediorBis completed its segmentation of multi-specialist services for the traditional staffing market. Following extensive market analysis, planning and testing in 2001, the Company has invested in new IT architecture, appointed new managers and created six separate business units each with their own operating networks, clients and temporaries. Targets for this stage of the segmentation project have been successfully met during the first quarter and the gap with market growth has narrowed over recent weeks.

Vedior Europe

Sales of Vedior Europe, which includes the traditional staffing activities operating under the Vedior brand in seven continental European countries (the Netherlands, Belgium, Luxembourg, Spain, Germany, Italy and Switzerland), decreased 11% to € 283 million from € 318 million in the first quarter of 2001. Operating income increased 19% from € 2.7 million in Q1 2001 to € 3.2 million in Q1 2002 reflecting the successful restructuring and focus on cost control implemented during the course of last year.

Operating results improved in both the Netherlands and Belgium year-on-year as a result of higher gross margins and a reduction in operating costs. Sales decreased in the Netherlands by 4%, which was ahead of the market, and in Belgium by 15%, which was behind the market, due to the cancellation of some larger, lower-margin contracts during last year.

Italy achieved positive sales growth during this quarter. Other markets were constrained by economic circumstances, especially Germany and Switzerland.

Development programme

During the quarter, the network increased by 23 offices, 11 new (net) and 12 through acquisition, bringing the total to 2,292 offices.

In January, two specialist staffing companies were acquired in France, in line with the Group's strategic aim of expanding specialist services in continental Europe. Highflyer SA is a legal staffing company providing Vedior with an excellent platform for pan-European expansion within this specialist niche. JBM is a fast growing specialist healthcare company, based in Paris, servicing both the public and private healthcare sectors and complementing Vedior's existing French healthcare staffing brand, L'Appel Medical.

In February, Vedior, also acquired the outstanding 50 per cent of Teleprofs from KPN Telecom, its joint venture partner, making Vedior the full owner of this profitable specialist provider of telebusiness personnel in the Netherlands.

Vedior continues to seek acquisition opportunities to strengthen its services in the specialist sector.

Management

With effect from 1 May, Select's UK Development Manager, Brian Wilkinson, will be promoted to Commonwealth Zone Manager with responsibility for the Select division's operations in the UK, Eire, Australia, New Zealand, Singapore, Hong Kong China and Malaysia.

Mr Wilkinson has served as UK Development Manager since joining Select in August 1999. Mr. Wilkinson has 20 years' staffing services industry experience and is a former chairman of the Federation of Recruitment and Employment Services, the trade association for the staffing industry in the UK (subsequently renamed the Recruitment & Employment Confederation).

A number of changes to streamline our operations will also be implemented from 1 May. Armin Preisig, Select's European Zone Manager and a member of the Board of Management, will take on the additional responsibility for Vedior Europe's German, Swiss and Spanish operations. Peter Valks, the Managing Director of Vedior Netherlands and Dactylo, will take on wider responsibility for business development in the Benelux region.

Legislation

Vedior disagrees with the draft directive passed by the European Commission in March relating to the principle of equality of pay and conditions such as working hours, and holidays between temporary workers and equivalent full-time staff after they have worked for a period of six weeks. Various aspects of the draft directive have been criticised, including by the UK government, and it may be amended before being agreed by the European Parliament and the European Council.

Outlook

Concerted efforts have been made to improve the Group's infrastructure during the market downturn. Vedior anticipates benefiting from these efforts during both the upturn and into the longer term. Future industry growth rates for specialist staffing are expected to outpace those of traditional staffing and Vedior's business mix should allow it to benefit from this trend. Specialist staffing services generally provide higher billing rates and better margins than traditional staffing services. They also require less maintenance given contracts are of longer duration, are less seasonal, require less extensive office networks and are not as price sensitive.

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long-term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 28 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

2001 – 2002 Financial Agenda:

Annual General Meeting of Shareholders	26 April 2002
Publication first quarter results 2002	26 April 2002
Publication first half results 2002	31 July 2002
Publication third quarter results 2002	31 October 2002

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653 or +44 (0)1727 842 999
Zach Miles, *Vice Chairman*	+31 (0)20 573 5626 or +44 (0)1727 842 999
Frits Vervoort, *CFO*	+31 (0)20 573 5636
John Nurthen, *Director of Corporate Affairs*	+31 (0)20 573 5711 or +44 (0)1727 842 999
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609

Selected financial data (unaudited)

First quarter, ending 31 March 2002

in millions of euro	Three months ended 31 March 2002	2001	Increase/ decrease 2002/2001
Sales	1,471	1,671	-12%
Operating income before goodwill amortisation	33	69	-52%
Net income before goodwill amortisation	12	23	-48%
Basic earnings per ordinary share before goodwill amortisation	0.07	0.21	-67%
Net interest bearing debt	768	1,471	-48%
Operating working capital*	463	539	-14%

* excluding acquisitions, taxation, interest liabilities and payments to shareholders

Sales and operating income per division (unaudited)

in millions of euro	Three months ended 31 March 2002	2001	Increase/ decrease 2002/2001
Sales			
Select	658	719	-8%
VediorBis	530	634	-16%
Vedior Europe	283	318	-11%
Sales	**1,471**	**1,671**	**-12%**
Operating income			
Select	23	44	-48%
VediorBis	10	24	-58%
Vedior Europe	3	3	
Corporate expenses	(3)	(2)	
Operating income before amortisation of goodwill	**33**	**69**	**-52%**

To reflect the change in management and reporting structure as of January 2002, the results of Sicom in Belgium are now included in Vedior Europe; they were previously included within Select. The 2001 comparable figures have been adjusted accordingly.

Consolidated profit and loss account (unaudited)

First quarter, ending 31 March 2002

in millions of euro	Three months ended 31 March 2002	2001	Increase/ decrease 2002/2001
Sales	1,471	1,671	-12%
Cost of sales	(1,190)	(1,330)	
Gross profit	**281**	**341**	-18%
Personnel cost	(153)	(175)	
Other operating cost	(95)	(97)	
Operating income before goodwill amortisation	**33**	**69**	**-52%**
Goodwill amortisation	(67)	(65)	
Operating income	**(34)**	**4**	
Financial income and expense (net)	(13)	(27)	
***Result from ordinary operations* before taxes**	**(47)**	**(23)**	
Taxation	(6)	(16)	
Result from ordinary operations after taxes	**(53)**	**(39)**	
Third party interests	(2)	(3)	
Net loss	**(55)**	**(42)**	
Net income before goodwill amortisation	**12**	**23**	**-48%**
Basic loss per ordinary share (after preference payments)	(0.35)	(0.41)	
Basic earnings per ordinary share before goodwill amortisation (after preference payments)	0.07	0.21	-67%
Diluted earnings per ordinary share before goodwill amortisation (after preference payments)	0.07	0.21	-67%

Consolidated cash flow statement (unaudited)

in millions of euro	Three months ended 31 March 2002	2001
Operating income before goodwill amortisation	33	69
Depreciation	13	13
Movement in operating working capital	16	30
Movement in provisions	(3)	-
Cash flow from business activities	**59**	**112**
Financial income and expenses paid	(5)	(32)
Corporate taxes paid	(15)	(18)
Cash flow from operating activities	**39**	**62**
Cash flow used in investment activities	**(35)**	**(17)**
Cash flow used in financing activities	**(21)**	**(87)**
Balance of cash flows	**(17)**	**(42)**
Cash as at 1 January	85	56
Effects of currency translation	(1)	-
Cash as at 31 March	67	14
Short-term debt	(500)	(473)
Short term interest bearing assets and liabilities	**(433)**	**(459)**

Consolidated balance sheet (unaudited)

in millions of euro	31-3-2002	31-12-2001	31-3-2001
Fixed assets			
Intangible fixed assets	1,256	1,308	1,464
Tangible fixed assets	164	164	167
Financial fixed assets	36	34	31
	1,456	1,506	1,662
Operating working capital	520	542	492
Short term interest bearing assets and liabilities	(433)	(423)	(459)
	1,543	**1,625**	**1,695**
Financed by:			
Shareholders' equity [1)]	1,084	1,146	550
Minority interests	58	58	59
	1,142	1,204	609
Long-term liabilities	335	352	1,012
Provisions	66	69	74
	1,543	**1,625**	**1,695**

[1)] Statement of movements Shareholders' equity

	31-3-2002	31-3-2001
Position as at 1 January	1,146	601
Net loss	(55)	(42)
Proceeds from issuance of new shares	2	-
Distribution to shareholders	-	(1)
Exchange rate differences	(9)	(8)
Position as at 31 March	**1,084**	**550**

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior NV and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") and are unchanged compared to the year 2001.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Our results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain sectors within traditional temporary staffing, such as construction and agriculture, are particularly seasonal. The effects of seasonality are most pronounced in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of our clients' permanent workers on holiday. Other factors that cause seasonal variations in our results of operations include: the uneven distribution of public holidays and private holiday choices throughout the year affecting the need for temporary workers; school holidays in the education sector; and typically higher manufacturing and distribution activity in the period leading up to Christmas and the year-end holiday season followed by lower activity immediately afterwards. Seasonality also affects our working capital needs in particular during the peak in activity in the late part of the summer and in the slowdown following the year-end holiday season. Furthermore, our results of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, we experienced higher sales in the second half of the year, with our highest sales occurring in the summer months.